[UPR LOGO]

                      A MESSAGE TO PENNZOIL SHAREHOLDERS:

                    COMPARE UPR'S $84 PER SHARE TENDER OFFER
                        WITH PENNZOIL'S BROKEN PROMISES.

                    PENNZOIL HAS HAD SEVEN YEARS TO DELIVER
                     ON ITS PROMISES OF BETTER PERFORMANCE.

                                   TIME'S UP!




      [Chart showing graphic representation of the percentage change, from
         March 14, 1990 to June 20, 1997**, of the Dow Jones Industrial
            Average* (+190%) and the stock price of Pennzoil (-27%)]





Since taking office in March 1990, Pennzoil's CEO has repeatedly promised that better performance was just around the corner.

Seven years later, the track record is both unmistakable and indefensible.

            The best way for you to send a message to Pennzoil that
               you support UPR's $84 per share tender offer is to
                tender your shares on or prior to July 21, 1997.

                          YOU CAN MAKE THE DIFFERENCE.

                 SEND A MESSAGE BY TENDERING YOUR SHARES TODAY.

       If you need assistance in tendering your shares to UPR, please call our information agent, Morrow & Co., Inc. at 1-800-662-5200.

 *The Dow Jones Industrial Average is a registered trademark of Dow Jones, Inc. **June 20, 1997 was the final trading day prior to the announcement of UPR's tender offer.

  This advertisement is not an offer to purchase shares of Pennzoil, nor is it an offer to sell any UPR common stock which may be issued in a merger involving Pennzoil and a subsidiary of UPR. The cash tender offer by a subsidiary of UPR to acquire 50.1% of Pennzoil's common shares will be made solely by the Offer to Purchase and the related Letter of Transmittal. Any issuance of UPR common stock in any merger involving Pennzoil and a subsidiary of UPR would have to be registered under the Securities Act of 1993, as amended, and such UPR common stock would be offered only by means of a prospectus complying with such Act.